November 14, 2005

To:	All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re:	Bema Gold Corporation

We confirm that the following material was sent by first class mail on November 14, 2005, to those registered and non-registered shareholders of Bema Gold Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

1.	Financial Statements for the nine months ended September 30, 2005 / Management’s Discussion and Analysis.

Yours truly,

BEMA GOLD CORPORATION

"Jessica Marston"

Jessica Marston
Legal Secretary

SUITE 3100, THREE BENTALL CENTER, 595 BURRARD STREET., PO BOX 49143, VANCOUVER, BRITISH COLUMBIA, CANADA V7X 1G4
TEL: (604) 681-8371 FAX: (604) 681-6209